

IMM RTAL

AWAKEN YOUR HERO

THE GLOBAL HOME FOR CONTEMPORARY WUXIA ENTERTAINMENT

CREATING AN INTERCONNECTED UNIVERSE OF MARTIAL ARTS FANTASY

Will create content for comic books, film, television, and interactive.

LARGE MARKET UPSIDE ACROSS THE WORLD

Uniquely reaches global market incl. China. Total potential TAM of 3.8 billion.

ACQUIRED THE SHIAO YI LIBRARY OF OVER 60+ NOVELS

Shiao Yi is one of the great wuxia novelists, widely read and adapted in the Chinese-speaking world.

COMIC BOOK AS MINIMUM VIABLE PRODUCT

We develop our properties as comics book first as a cost-responsible way to establish product-market fit.

SUBSCRIPTION BUSINESS MODEL

Once we have established product-market fit, we will transition from crowdfund model to subscription model over next two years.

STRATEGIC PARTNERSHIP WITH NEXTSHARK

NextShark is the largest English language Asian American and Asian news platform.

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THE IP Expanding The Legacy of Great Wuxia Master

Shiao Yi is one of the foremost authors in the Wuxia genre. His work is recognized by millions for its impact on Chinese culture and has been adapted into film & television. Shiao Yi is the first Asian author to have a permanent collection at UCLA and he has been inducted into the Contemporary Writer's Museum in Beijing.



Shiao Yi



The Immortal library has over

60+
ORIGINAL
STORIES

including the entire Shiao-Yi Library.



'Modernizing and adapting my father's work.' **Peter Shiao**

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OUR FIRST PROJECT

$35,165

Raised

1,205

Backers









- Comic book funded in three hours on Kickstarter.

- Exceeded projections and Kickstarter averages.

- Backers in 10 different countries.

- 400% increase in social followers over time of campaign.

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THE NEXT TWO YEARS

Content

ASSASSIN G

FA SHENG ORIGINS

IMMORTAL
SWORDSMEN

Releasing 10 serialized comic book titles to expand the universe prior to adapting for anime/film/television.

Immortal Squad

Our influencer group is comprised of martial arts practitioners who will create short video series for social media and perform live for conventions.

Immortal Order

IMMORTAL ORDER

The subscription-based fan club that forms the foundation of our fan engagement strategy.

And beyond...serialized content, games, lifestyle brand...

MANAGEMENT TEAM

Peter Shiao Founder/CEO

Peter is a pioneer of US-China entertainment and a seasoned platform builder. He founded and built the US-China Film Summit to be the pre-eminent Hollywood/China platform, founded the first Hollywood-China investment fund Ironpond with the China Film Group and produced the first US-China film co-production, *Restless*.

He was chosen by CA Governor Jerry Brown to implement the China-California strategic agreement and also served as the brand builder for the Shaolin Temple (the birthplace of martial arts) and has overseen the temple's multifaceted international content/cultural initiatives across publishing, television, film, games and live events.

Emma Chibulu Content

Emma's earliest passions led her to pursue a career as a cross-border content executive in Hong Kong, China, Japan and her native UK. She's had coverage in every part of the content development-financing-production-distribution process across multiple mediums including film, documentaries, short form content and live festivals & exhibitions. Now she's taking some of her more illuminating experiences in the East and using them to help shine a light on unexpected heroes through shaping and sharing their stories.

Lee Huang Product

Lee has worked at the intersection of business and technology and has worked at NBC Universal, Barnes & Noble, Nielsen Business Media, and Hachette Book Group, where he led business growth by designing award winning digital products, leading innovation programs, web platforms and adoption of emerging technologies, and delivering transformative business solutions.

Robert Powers Strategy

Robert is a business and strategy executive with 10 years of experience operating at the intersection of content and technology working for Sony Pictures and 20th Century Fox. At Fox, Robert built the business strategy for the first studio VR release and developed the strategic development for the Fox Innovation Lab where he worked with emerging technologies, publishing, television, film, games and live events.

Lisa Zárate Production

Elisabeth's entertainment career began at Warner Bros. Consumer Products, Creative Services and extended to Production Manager of style guides and marketing materials for trade shows such as San Diego Comic-Con. Elisabeth moved to the DC Comics division as Executive Director of Digital Production working with partners such as Apple, Barnes & Noble and Amazon.

CONTENT & COMICS TEAM

Carl Potts

Carl is a seasoned creative and editorial leader and former editor in chief, executive editor and editor of Marvel Entertainment who oversaw multiple marquee properties and divisions including the Epic line, *Alien Legion*, *The Punisher*, *Doctor Strange*, *The Hulk*, and many others. In addition to his editorial work, Carl is known also a talent scout who is credited with discovering many key creators.

Peter Tsi

A native of Hong Kong who grew up on Wuxia novels, Peter is a prolific content developer and creative leader who works frequently with Jackie Chan and top Hong Kong and Chinese talent in the genre. Peter was the head of Walt Disney's content strategy and development for China, CEO of the Motion Picture Industry Association of Hong Kong and Director of the Hong Kong International Film Festival.

Robert Napton

Robert is a comic writer, editor and publisher, having worked for such companies as Legendary, Marvel, and Image. His writing credits include *Battlestar Galactica*, *Warlord of Mars*, *Dark Wraith of Shannara*. Robert established Bandai Manga USA in 2004 with Bandai of Japan, and is one of the founding pioneers of Manga/anime entertainment in the US.

Amy Chu

Amy is one of top female comic writers working today and runs the comic book imprint Alpha Girl Comics. She has written on *Wonder Woman*, *Red Sonja*, *Deadpool*, and *Green Hornet* and for DC, *Dark Horse*, and Image Comics, and currently at work on crafting *Assassin G* for Immortal.

Charlie Stickney

Charlie, a 20+ year creator across comics, film, television and animation, has successfully launched and led multi–title and multi–issue comic book campaigns on Kickstarter and is a leader on fanbase activations. Prior to his current pursuits, he was affiliated with Marvel, Sony, ITV, Universal and Revolution across multiple mediums and projects.

Xiru Tang

Xiru is a leading Chinese content executive and producer across multiple premier films and television shows. She is responsible for launching the career of Wu Ersan, China's preeminent tentpole director, led multiple writer's rooms, and works closely with every major Chinese studio. She also supervised China productions for Hollywood films including *The Dark Knight*, *Transformers* and *Pacific Rim*.

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